RiverNorth Opportunities Fund, Inc.
1290 Broadway, Suite 1100
 Denver, Colorado 80203

October 3, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attn.:	Mr. Dominic Minore Division of Investment Management

Re:	RiverNorth Opportunities Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-220156 and 811-22472)

Dear Mr. Minore:

RiverNorth Opportunities Fund, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective on Thursday, October 5, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Allison M. Fumai of Dechert LLP at (212) 698-3526.

Very truly yours,

RiverNorth Opportunities Fund, Inc.

By:	/s/ Christopher A. Moore
Name: Christopher A. Moore
Title: Secretary